Exhibit 99.1

Cardiome Announces Amendment to Term Loan Agreement with CRG-Managed Funds

NASDAQ: CRME   TSX: COM

VANCOUVER, May 15, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) ("Cardiome" or the "Company") today announced that it has amended its term loan agreement with CRG-managed funds (the "Amended Agreement") that was originally entered into on June 13, 2016. The Amended Agreement provides Cardiome with up to $50 million of available borrowing capacity.

William Hunter, M.D., President and CEO of Cardiome commented, "We are delighted to expand our agreement with CRG. We began our relationship under the premise that CRG would offer a platform to scale with Cardiome's growing business, and we are pleased that CRG is increasing its investment alongside our significant progress. Cardiome is at an important inflection point. We are in late stage negotiations for multiple compelling products, each with strategic benefits for our Company, and it is important for Cardiome to have financial arrangements in place for when capital is needed. We expect to deploy this additional non-dilutive capital toward opportunities that will grow our business significantly."

Under the terms of the original term loan agreement, CRG provided $20 million to the Company for general working capital purposes and to retire existing debt at the time. Under the terms of the Amended Agreement, CRG will provide an additional $10 million to the Company on the effective date of the Amended Agreement.  Two additional tranches of $10 million each are available to the Company subject to certain conditions. The loan matures on March 31, 2022.

The Amended Agreement bears interest at 13% per annum. Interest payments may be split, at the Company's option, between 9% per annum in cash interest and 4% per annum in paid in-kind interest in the form of additional term loans until March 31, 2020.  In consideration for entering into the Amended Agreement, CRG will receive 700,000 transferrable warrants with a strike price of $4.00 USD (the "Warrants").  The Warrants are subject to a four-month hold period and are exercisable until May 10, 2022.

Piper Jaffray Companies (NYSE: PJC) advised Cardiome on the transaction.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About CRG
Founded in 2003, CRG (previously known as Capital Royalty L.P.) is a healthcare-focused investment firm with over $2 billion of assets under management that provides capital to healthcare companies primarily through structured debt and senior secured loans. CRG works across the spectrum of life science products and technologies and targets investment sizes ranging between $20 million and $200 million. The firm partners with commercial-stage healthcare companies to provide flexible financing solutions so they can achieve their growth objectives. CRG is headquartered in Houston, Texas with offices in Boulder, Colorado and New York City. For additional information, please visit www.crglp.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2017/15/c3788.html

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 15-MAY-17